Reg. No. 333-56221
                                                    File No. 811-08799




                                  FORM N-18F-1



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




              Notification of Election Pursuant to Rule 18f-1
                 Under the Investment Company Act of 1940






                      OPPENHEIMER CAPITAL PRESERVATION FUND
                             Two World Trade Center
                          New York, New York 10048-0203
             ------------------------------------------------
                         Name and Address of Registrant

                        NOTIFICATION OF ELECTION
                ------------------------------------------


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                    SIGNATURE
                             -----------------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of June, 1999.

                      OPPENHEIMER CAPITAL PRESERVATION FUND

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                     Name of Registrant



                     By:  /s/ Andrew J. Donohue
                          ----------------------------
                          Andrew J. Donohue, Secretary


ATTEST:



/s/ Robert G. Zack
----------------------
Robert G. Zack, Assistant Secretary



SEC\755.18F